DISTRIBUTION PLAN


         This Distribution Plan (the "Plan") is adopted in accordance with Rule 12b-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "Act"), by The Gabelli Value Fund Inc., a corporation organized under the laws of the State of Maryland (the "Fund"), subject to the following terms and conditions:

Section 1.        Annual Fee

         The Fund will pay to each broker-dealer who enters into an agreement hereunder with the Fund (a "Designated Dealer") an annual fee for certain expenses incurred by the Designated Dealer in connection with the offering and sale of the Fund's shares. The annual fee paid to a Designated Dealer under the Plan will be calculated daily and paid monthly thereafter by the Fund at the annual rate of 0.25% of the average daily net assets of the Fund attributable to outstanding shares of common stock of the Fund sold by the Designated Dealer (including additional shares acquired by reinvestment of dividends). Gabelli & Company, Inc. ("GGI") also will be reimbursed by other Designated Dealers as soon as practicable following the end of each year during which the Plan is in effect (prorate based on the amounts paid to such Designated Dealers under the Plan during such year) for out-of-pocket distribution expenses incurred in respect of the Fund in an amount equal to the excess, if any, of (i) $150,000 over (ii) the amounts otherwise paid to GCI as a Designated Dealer hereunder during such year. Each such Designated Dealer, as a condition to receiving any payments under the Plan, shall enter into a written agreement with GCI in form and substance reasonably satisfactory to GCI obligating such Designated Dealer to pay to GCI its prorate share of any reimbursement obligation as contemplated herein. In no event shall the right of GCI to be reimbursed by other Designated Dealers increase the amounts payable under the Plan by the Fund to GCI or other Designated Dealers.

Section 2.        Expenses Covered by Plan

         (a) The annual fee paid to Designated Dealers under Section 1 of the Plan may be used by Designated Dealers to cover any expenses primarily intended to result in the sale of the Fund's shares, including, but not limited to: (i) payments made to the Designated Dealer's (or its affiliates') sales personnel, for selling shares of the Fund; (ii) costs of printing and distributing the Fund's prospectus, statement of additional information and sales literature;
(iii) an allocation of overhead and other Designated Dealer branch office distribution-related expenses; (iv) payments to and expenses of persons who provide support services in connection with the distribution of shares of the Fund; and (v) financing costs on the amount of the foregoing expenses.

         (b) Gabelli Funds, Inc., as investment adviser to the Fund (the "Adviser"), may use its investment advisory fee for purposes that may be deemed to be directly or indirectly related to the distribution of Fund shares. To the extent that such uses might be considered to constitute the direct or indirect financing of activities primarily intended to result in the sale of Fund shares, such uses are expressly authorized under the Plan.

Section 3.        Approval by Shareholders

         The Plan will not take effect, and no fee will be payable in accordance with Section 1 of the Plan, with respect to the Fund, until the Plan has been approved by a vote of a majority of the outstanding voting securities of the Fund.

Section 4.        Approval by Directors

         Neither the Plan nor any related agreements will take effect until approved by a majority vote of both (a) the full Board of Directors of the Fund and (b) those Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Directors"), cast in person at a meeting called for the purpose of voting on the Plan or the related agreements.

Section 5.        Continuance of the Plan

         The Plan will continue in effect for so long as its continuance is specifically approved at lest annually by the Company's Board of Directors in the manner described in Section 4 above.

Section 6.        Termination

         The Plan may be terminated at any time by a majority vote of the Qualified Directors or by vote of a majority of the outstanding voting securities of the Fund.

Section 7.        Amendments

         The Plan may not be amended so as to increase materially the amount of the fee described in Section 1 above, unless the amendment is approved by a vote of a majority of the outstanding voting securities of the Fund. No material amendment to the Plan may be made unless approved by the Fund's Board of Directors in the manner described in Section 4 above.

Section 8.        Selection of Certain Directors

         While the Plan is in effect, the selection and nomination of the Fund's Directors who are not interested persons of the Fund will be committed to the discretion of the Directors then in office who are not interested persons of the Fund.

Section 9.        Written Reports

         In each year during which the Plan remains in effect, any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to the Plan or any related agreement will prepare and furnish to the Fund's Board of Directors, and the Board will review, at least quarterly, written reports, complying with the requirements of Rule 12b-1, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

Section 10.       Preservation of Materials

         The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 9 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

Section 11.       Meaning of Certain Terms

         As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning that those terms have under the Act and the rules and regulations under the Act, subject to any exception that may be granted to the Fund under the Act by the Securities and Exchange Commission.

Section 12.       Limitation of Liability

         The execution of the Plan by the undersigned officer of the Fund has been duly authorized by both the Fund's Board of Directors, in accordance with its authority under the Fund's Articles of Incorporation and Bylaws, and the sole shareholder of the shares of the Fund; and, in undertaking those actions the officer, the Board of Directors and the sole shareholder have each acted on behalf of the Fund.

IN WITNESS WHEREOF,  the Fund has executed the Plan as of September 19, 1989.



                       THE GABELLI VALUE FUND INC.
                       By: /s/ Bruce Alpert
                       Chief Operating Officer, Vice President and Treasurer